EXHIBIT 99.2

Blue Hat Interactive Entertainment Technology
Announces Registered Direct Offering of Ordinary Shares

Xiamen, China – July 12, 2022 – Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) (“BHAT” or the “Company”), announces today that entered into two (2) Securities Purchase Agreements with two accredited investors (“Investors”) for the total sale of 1,000,000 ordinary shares, par value $0.01 per share, of the Company (“Ordinary Shares”) at a price of US$3.60 per share (the “Offering”). The total Offering are for US$3,600,000.

The Company intends to use the net cash proceeds from the Offering for working capital and general corporate purposes. The first tranche of the Offering in the amount of $1,440,000 is expected to close on or around July 13, 2022 and the second tranche of the Offering for the remaining $2,160,000 is expected to close thereafter in July 2022.

The Offering is being made pursuant to the Company’s “shelf” Registration Statement on Form F-3 (File No. 333-249056), which was filed with the Securities and Exchange Commission (“SEC”) and became effective on October 6, 2020. The Ordinary Shares are being offered only in the United States by the means of a prospectus supplement. The prospectus supplement and the accompanying prospectus relating to the registered direct offering is expected to be filed with the SEC on July 12, 2021. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities are being be offered only by means of a prospectus, including a prospectus supplement and accompanying base prospectus, forming a part of the effective registration statement.

The Company advises investors to review the full details of the transaction in the report on Form 6-K to be filed on July 12, 2021 with the SEC.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net